

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Yimin Wu
Chief Executive Officer
Infobird Co., Ltd
Room 12A05, Block A, Boya International Center
Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

> **Re: Infobird Co., Ltd**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Response dated September 15, 2022**
> **File No. 001-40301**

Dear Yimin Wu:

We have reviewed your September 15, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2021

Cash and Asset Flows Through Our Organization, page viii

1. We note your proposed disclosures in response to prior comment 8. Please revise to disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology